

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2025

Clayton Adams
Chief Executive Officer
CleanCore Solutions, Inc.
5920 S 118th Circle
Omaha, NE 68137

> **Re: CleanCore Solutions, Inc.**
> **Draft Registration Statement on Form S-3**
> **Submitted August 12, 2025**
> **CIK No. 0001956741**

Dear Clayton Adams:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Juan Grana at 202-551-6034 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc:     Louis A. Bevilacqua, Esq.